UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

HTG Molecular Diagnostics, Inc.
(Name of Issuer)
Common Stock, $0.001 par value
(Title of Class of Securities)
40434H 104
(CUSIP Number)
October 27, 2017
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[_] Rule 13d-1(b)

[X] Rule 13d-1(c)

[_] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G

CUSIP No.	40434H 104

1	Names of Reporting Person:
QIAGEN N.V.
2	Check the appropriate box if a member of a Group (see instructions)
(a) [x] (b) [ ]
3	SEC Use Only

4	Citizenship or Place of Organization
The Netherlands
Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power
1,586,345
	6	Shared Voting Power

	7	Sole Dispositive Power
1,586,345
	8	Shared Dispositive Power

9	Aggregate Amount Beneficially Owned by Each Reporting Person
1,586,345
10	Check box if the aggregate amount in row (9) excludes certain shares (See Instructions)
[ ]
11	Percent of class represented by amount in row (9)
13.1%
12	Type of Reporting Person (See Instructions)
FI

SCHEDULE 13G/A

CUSIP No.	40434H 104

1	Names of Reporting Person:
QIAGEN North American Holdings, Inc.
2	Check the appropriate box if a member of a Group (see instructions)
(a) [x] (b) [ ]
3	SEC Use Only

4	Citizenship or Place of Organization
California
Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power
0 (1)
	6	Shared Voting Power

	7	Sole Dispositive Power
0 (1)
	8	Shared Dispositive Power

9	Aggregate Amount Beneficially Owned by Each Reporting Person
0 (1)
10	Check box if the aggregate amount in row (9) excludes certain shares (See Instructions)
[ ]
11	Percent of class represented by amount in row (9)

12	Type of Reporting Person (See Instructions)
CO
(1)The 1,586,345 shares of Common Stock of the Issuer are held of record, or could be held within 60-days, by QIAGEN North American Holdings, Inc., a wholly-owned subsidiary of QIAGEN N.V.

Item 1.
(a)    Name of Issuer: HTG Molecular Diagnostics, Inc.
(b)    Address of Issuer’s Principal Executive Offices: 3430 E. Global Loop, Tucson, Arizona 85706
Item 2.

(a)	Name of Person Filing: QIAGEN N.V.

(b)	Address of Principal Business Office or, if None, Residence: Hulsterweg 82, 5912 PL Venlo, The Netherlands

(c)	Citizenship: The Netherlands

(d)	Title and Class of Securities: Common Stock, par value $0.001 per share.

(e)	CUSIP No.: 40434H 104

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
Not applicable as this Schedule is filed pursuant to Rule 13d-1(c).
Item 4.    Ownership

(a)	Amount Beneficially Owned: 1,586,345
(b)    Percent of Class: 13.1%
(c)    Number of shares as to which such person has:
(i)    Sole power to vote or to direct the vote: 1,586,345
(ii)    Shared power to vote or to direct the vote:

(iii)	Sole power to dispose or to direct the disposition of: 1,586,345

(iv)	Shared power to dispose or to direct the disposition of:
Item 5.    Ownership of Five Percent or Less of a Class.
Not applicable.

Item 6.	Ownership of more than Five Percent on Behalf of Another Person.
Not applicable.

Item 7.	Identification and classification of the subsidiary which acquired the security being reported on by the parent holding company or control person.
833,333 shares of Common Stock of the Issuer were acquired by and are held of record by QIAGEN North American Holdings, Inc., a wholly owned subsidiary of QIAGEN N.V. QIAGEN North American Holdings, Inc. also holds a 3% Convertible Promissory Note in the principal amount of $3,000,000 initially convertible into 753,012 shares of common stock.

Item 8.	Identification and classification of members of the group.
See Item 7.

Item 9.	Notice of Dissolution of Group.
Not applicable.

Item 10.	Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.
SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 7, 2017
QIAGEN N.V.
QIAGEN North American Holdings, Inc.

By:	/s/ Roland Sackers
Roland Sackers
Chief Financial Officer